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                                                                    EXHIBIT 99.7

Goldman, Sachs & Co. | 85 Broad Street | New York, New York 10004
Tel 212-902-1000



PERSONAL AND CONFIDENTIAL



November 30, 1995


Board of Directors
Magma Copper Company
7400 North Oracle Road
Suite 200
Tucson, AZ 85704


Gentlemen:


You have requested our opinion as to the fairness to the holders of the outstanding shares of Common Stock, par value $0.01 per share (the "Common Shares"), the outstanding shares of 5 5/8% Cumulative Convertible Preferred Stock, Series D, par value $0.01 per share (the "Series D Preferred Shares"), and the outstanding shares of 6% Cumulative Convertible Preferred Stock, Series E, par value $0.01 per share (the "Series E Preferred Shares", and together with the Series D Preferred Shares, the "Preferred Shares"), of Magma Copper Company (the "Company") of the Consideration (as defined below) proposed to be paid in the Tender Offer (as defined below) and the Merger (as defined below) pursuant to the Agreement and Plan of Merger dated as of November 30, 1995 among The Broken Hill Proprietary Company Limited ("BHP"), BHP Holdings (USA) Inc., a subsidiary of BHP, BHP Sub Inc., a subsidiary of BHP Holdings (USA) Inc. (the "Purchaser"), and the Company (the "Agreement"). The Agreement provides for a tender offer for all of the Common Shares and the Preferred Shares (the "Tender Offer") pursuant to which the Purchaser will pay $28.00 in cash for each Common Share accepted, $96.544 in cash per Series D Preferred Share and $100.646 in cash per Series E Preferred Share, for each Preferred Share accepted. The Agreement further provides that following completion of the Tender Offer, the Purchaser will be merged with and into the Company (the "Merger") and each outstanding Common Share and each outstanding Preferred Share (other than shares owned by the Company, BHP Holdings (USA) Inc., BHP or the Purchaser) will be
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Magma Copper Company
November 30, 1995
Page Two

converted into the right to receive the same consideration paid for such shares pursuant to the Tender Offer. We understand that the per share consideration to be paid to the holders of Preferred Shares is an amount equal to the number of Common Shares into which such Preferred Share is convertible multiplied by $28.00 (the "Common Share Equivalent Amount"). The $28.00 per Common Share and the Common Share Equivalent Amount to be paid to the holders thereof pursuant to the Agreement are each referred to herein as the "Consideration".

Goldman, Sachs & Co., as part of its investment banking business, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. We are familiar with the Company having provided certain investment banking services to the Company from time to time, including acting as managing underwriter of a public offering of 8.70% senior subordinated notes in May 1995 and acting as Dealer Managers for the offer to purchase listed common stock warrants in May 1995. We also have provided certain investment banking services to BHP from time to time, including acting as co-managing underwriter of a public offering of guaranteed notes in October 1993, and may provide investment banking services to BHP in the future.

In connection with this opinion, we have reviewed, among other things, the Agreement; Annual Reports to Stockholders and Annual Reports on Form 10-K of the Company for the five years ended December 31, 1994; certain interim reports to stockholders and Quarterly Reports on Form 10-Q; certain other communications from the Company to its stockholders; and certain internal financial analyses and forecasts for the Company prepared by its management. We also have held discussions with members of the senior management of the Company regarding its past and current business operations, financial condition and future prospects. In addition, we have reviewed the reported price and trading activity for the Common Shares, compared certain financial and stock market information for the Company with similar information for certain other companies the securities of which are publicly traded, reviewed the financial terms of certain recent business combinations in the copper mining industry specifically and in other industries generally and performed such other studies and analyses as we considered appropriate.

We have relied without independent verification upon the accuracy and completeness of all of the financial and other information reviewed by us for purposes of this opinion. You have informed us that the conversion price for the Series D Preferred Shares is $14.50 and that the conversion price for the Series E Preferred Shares is $13.91. Based on an offer price of $28.00 in cash per Common Share to be paid in the Tender Offer and Merger, we have assumed for purposes of our opinion that the Preferred Shares are common stock equivalents. In addition, we have not made an independent evaluation or appraisal of the assets and liabilities of the Company or any of its subsidiaries and we have not been furnished with any such evaluation or appraisal.

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Magma Copper Company
November 30, 1995
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Based upon and subject to the foregoing and based upon such other matters as we consider relevant, it is our opinion that as of the date hereof the Consideration in cash to be received by the holders of Common Shares and Preferred Shares in the Tender Offer and the Merger is fair to such holders.

Very truly yours,



GOLDMAN, SACHS & CO.